Exhibit 99.1

Vitru Announces Closing of Crescera Option

Florianópolis, Brazil, December 6, 2022 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) today announced the closing of the rights offering shortfall option by Crescera pursuant to the investment agreement (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Investment Agreement”) entered into on September 27, 2022 with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (collectively, “Crescera”). As a result of the exercise of the option, Crescera has subscribed for 215,903 new common shares issued by Vitru (which, upon issuance, amount to approximately 0.6% of Vitru’s outstanding common shares) for a total consideration of US$3,458,766 or US$16.02 per common share.

As previously announced, Crescera had the option to acquire additional common shares not subscribed for by Vitru’s minority shareholders in Vitru’s previously announced rights offering, for up to a maximum amount equivalent to R$100 million less the total amount received by Vitru from subscriptions of new common shares by minority shareholders pursuant to the rights offering. Crescera has exercised the option agreed with Vitru in full and its equity stake in Vitru now amounts to approximately 11.44% of Vitru’s outstanding common shares.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,”

“may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/